GOLDCORP

TSX: **G**   NYSE: **GG**

Suite 3400 – 666 Burrard St.
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Tel: (604) 696-3000
Fax: (604) 696-3001

(All amounts in $US unless stated otherwise)

GOLDCORP AND TECK COMBINE
EL MORRO AND RELINCHO PROJECTS IN CHILE

Santiago, Chile, August 27, 2015 – GOLDCORP INC. ("Goldcorp") (TSX: G, NYSE: GG) and Teck Resources Limited ("Teck") (TSX: TCK.A & TCK.B, NYSE: TCK) today announced an agreement to combine their respective El Morro and Relincho projects, located approximately 40 kilometres apart in the Huasco Province in the Atacama region of Chile, into a single project.

Teck and Goldcorp will contribute their respective project interests into a 50/50 joint venture. The combined project will have the interim name of Project Corridor.

"Combining these two neighbouring assets is a common sense approach that allows us to consolidate infrastructure to reduce costs, reduce the environmental footprint and provide greater returns over either standalone project," said Don Lindsay, President and CEO of Teck. "Through Project Corridor, we will work to establish meaningful relationships with the community, Indigenous Peoples and other stakeholders that will help guide the project's development and create greater value for all parties."

"The combination of El Morro and Relincho is consistent with our focus on maximizing value from our asset portfolio," said Chuck Jeannes, President and CEO of Goldcorp. "We now have an improved development approach that we expect to significantly decrease initial capital requirements and increase financial returns, while ensuring the project is developed in partnership with our neighbours, creating lasting benefits for residents in the region and our shareholders."

Based on the results of a Preliminary Economic Assessment ("PEA"), Project Corridor contemplates a conveyor to transport ore from the El Morro site to a single line mill at the Relincho site. We expect that this approach will provide a number of key benefits, including:

- **Reduced environmental footprint:** Project Corridor will reduce infrastructure requirements, including utilizing a single desalination plant, a single port, a single transmission line, a single concentrator and a common tailings facility. As a result, the environmental footprint of Project Corridor will be significantly less than the combined footprint of the standalone projects. The use of a common tailings facility located at the Relincho site responds to concerns expressed by local communities regarding the location of the previously proposed El Morro tailings facility within the agriculturally important Huasco River watershed.

- **Lower cost, improved capital efficiency:** Common infrastructure will significantly reduce project capital costs and ongoing operating costs. Further, the PEA contemplates a phased development approach that will allow future expansions to be funded from project cash flows, thus significantly reducing the initial funding requirement. As a result, the initial capital cost to bring Project Corridor into production is targeted to be US$3.5 billion[1], with further capital required to construct future phases being funded largely from project cash flows. The feasibility studies of the standalone El Morro project and standalone Relincho project had previously estimated development costs at US$3.9 billion[2] in 2011 dollars and US$4.5 billion[3] in 2013 dollars, respectively.

- **Optimized mine plan:** Project Corridor is one of the largest undeveloped copper-gold-molybdenum projects in the Americas. The integrated project allows for the optimization of both resources, resulting in a longer mine life of at least 32 years, based on existing proven and probable reserves, with the scope for further extensions given the significant exploration potential across the combined property. Initial stage development contemplates a single line mill and concentrator facility with an initial capacity in the range of 90,000– 110,000 tonnes per day to produce an average of approximately 190,000 tonnes of copper and 315,000 ounces of gold per year over the first full 10 years.

- **Enhanced community benefits:** Project Corridor is expected to provide significant economic benefits to the local region. An estimated 4,000 jobs will be created during the construction phase and 1,400 jobs during operation. The increased mine life will provide longer-term employment opportunities and community investment.

- **Community engagement:** Project Corridor will undertake extensive engagement with communities, Indigenous Peoples and other stakeholders to help guide the project's development. In the months ahead, project staff will be meeting with the community and Indigenous Peoples to explain the Project Corridor concept and work collaboratively to define the project's engagement model. This process will be facilitated by two independent organizations with expertise in community engagement and experience in enhancing social performance and socially sustainable outcomes for resource projects.

In combination with community consultation, a Pre-Feasibility Study is expected to commence in early 2016 and be completed in 12 – 18 months. Assuming a positive Pre-Feasibility Study, a Feasibility Study would be initiated thereafter.

Goldcorp's El Morro project contained proven and probable reserves of 8.9 million ounces of gold and 6.5 billion pounds of copper as at December 31, 2014. Teck's Relincho project contained proven and probable reserves of 10.1 billion pounds of copper and 464 million pounds of molybdenum as at December 31, 2014. Based on the December 31, 2014 mineral reserve figures reported by Goldcorp in respect of El Morro and

Teck in respect of Relincho, the proven and probable reserves of Project Corridor would contain approximately 16.6 billion pounds of copper, 8.9 million ounces of gold, and 464 million pounds of molybdenum. Further work on Project Corridor, including updating reserves estimates at December 31, 2015, may lead to revised mineral reserve estimates that could be higher or lower than the combined figure presented. See Appendix A "Reserve and Resource Disclosure" below for important additional information regarding the mineral reserves and resources of the projects, including commodity price assumptions.

Goldcorp also announced earlier today that it has reached an agreement to acquire New Gold's 30% interest in the El Morro project for $90 million in cash upon closing, along with a 4% gold stream on future gold production from the El Morro property. Closing of the transactions contemplated by this news release is subject to customary conditions and is expected to occur in the fourth quarter of 2015.

CIBC World Markets acted as financial advisor to Teck and Goldcorp.

For more information about Project Corridor, go to www.proyectocorredor.cl.

About Goldcorp

Goldcorp is a leading gold producer focused on responsible mining practices with safe, low-cost production throughout the Americas. A portfolio of long-lived, high-quality assets positions Goldcorp to deliver long-term value. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbol G and the New York Stock Exchange under the symbol GG.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

[1] Unescalated, as at August 2015

[2] Updated Feasibility Study & Basic Engineering Final Report for El Morro Project 4,000 Case, Rick Collins (Hatch), Walter Bergholz (El Morro), Feb 23, 2012.

[3] The Relincho Project Feasibility Study, Bechtel Chile Ltda and Teck Resources Ltda.

Qualified Persons

The El Morro scientific and technical information contained in this news release has been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under National Instrument 43-101 ("NI 43-101"). For further information regarding El Morro, please see Goldcorp's annual information form dated March 13, 2015 which is available at www.goldcorp.com as well at www.sedar.com under Goldcorp's profile.

The Relincho scientific and technical information disclosed in this news release has been reviewed and approved by Rodrigo Marinho, P.Geo., Technical Director, Reserve Evaluation, Teck who is a qualified person under NI 43-101. For further information regarding Relincho, please see Teck's annual information form dated March 2, 2015, which is available at www.teck.com as well at www.sedar.com under Teck's profile

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 Section 21E of the United States Securities Exchange Act of 1934, as amended, Section 27A of the United States Securities Act of 1933, as amended and "forward-looking information" within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp and Teck. Forward-looking statements, which are all statements other than historical fact, include, but are not limited to, statements with respect to the anticipated benefits of the Project Corridor transaction the ("Transaction"), the ability of the parties to satisfy the conditions of and to complete the Transaction and the New Gold transaction ("New Gold Transaction"), the development of Project Corridor as a mine, the future price of gold, silver, copper, molybdenum, lead, zinc and other metals, the estimation of mineral reserves and resources, including the combined reserves of Goldcorp and Teck, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of future production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "will", "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp or Teck, including in respect of the Transaction, the New Gold Transaction and the development and operation of Project Corridor, to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp and Teck will operate in the future, including the price of commodities, anticipated costs and ability to achieve goals. In respect of the forward-looking statements concerning the anticipated timing of closing of the Transaction and the New

Gold Transaction, Goldcorp and Teck have provided them in reliance on certain assumptions that they believe reasonable at this time, including assumptions as to conditions to closing of the Transaction and the New Gold Transaction being satisfied in a timely manner. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, the Transaction or the New Gold Transaction not closing when planned, commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp and Teck have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp or Teck to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the risk that the Transaction or the New Gold Transaction will not close when planned, risks related to the uncertainty associated with preliminary economic assessments, which do not purport to establish the legal or commercial viability of mineral deposits; risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp and Teck operate; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, molybdenum, lead, zinc and other metals; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2014 available at www.sedar.com and in the section entitled "Description of the Business – Risk Factors" in Teck's annual information form for the year ended December 31, 2014 available at www.sedar.com. Although Goldcorp and Teck have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp and Teck, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp and Teck do not undertake to update any forward-looking statements that are included or incorporated by reference in this document, except in accordance with applicable securities laws.

For further information, please contact:

Teck Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com

Teck Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

Goldcorp Investor Contact:
Jeff Wilhoit
Vice President, Investor Relations
604.696.3074
info@goldcorp.com

Goldcorp Media Contact:
Christine Marks
Director, Corporate Communications
604.696.3050
media@goldcorp.com

Appendix A: Reserve and Resource Disclosure

The following mineral reserve and resource information is as at December 31, 2014. All mineral resources disclosed below are reported exclusive of mineral reserves.

El Morro — Reserves (100% basis) [(1)(3)(5)]

Category	Tonnes (millions)	Grade		Contained Metal	
		Gold (g/t)	Copper (%)	Gold (millions of ounces)	Copper (millions of pounds)
Proven	321.81	0.56	0.55	5.82	3,876.59
Probable	277.24	0.35	0.43	3.10	2,626.36
Proven + Probable	599.05	0.46	0.49	8.92	6,502.95

El Morro — Resources (100% basis) [(1)(2)(4)(5)]

Category	Tonnes (millions)	Grade		Contained Metal	
		Gold (g/t)	Copper (%)	Gold (millions of ounces)	Copper (millions of pounds)
Measured	19.79	0.53	0.51	0.34	223.33
Indicated	72.56	0.38	0.39	0.88	630.00
Inferred	678.07	0.30	0.35	6.45	5,190.00

Notes:

(1) All Mineral Reserves and Mineral Resources have been estimated in accordance with the CIM Definition Standards.

(2) Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

(3) Goldcorp has estimated El Morro mineral reserves assuming commodity prices of US$1,300 per ounce of gold and US$3.00 per pound of copper.

(4) El Morro's mineral resources are estimated using commodity prices of US$1,500 per ounce of gold and US$3.50 per pound of copper.

(5) The mineral reserves and mineral resources are reported at a 0.2% Copper equivalent cut-off grade, with 67.3% gold recovery and 86.6% copper recovery.

Relincho — Reserves [(1)(2)(3)]

| Category | Tonnes (millions) | Grade | | Contained Metal | |
		Copper (%)	Molybdenum (%)	Copper (millions of pounds)	Molybdenum (millions of pounds)
Proven	435.30	0.38	0.016	3,646.75	153.55
Probable	803.80	0.37	0.018	6,556.70	318.97
Proven + Probable	1,239.10	0.37	0.017	10,106.65	464.36

Relincho — Resources [(1)(2)(3)(4)(5)]

| Category | Tonnes (millions) | Grade | | Contained Metal | |
		Copper (%)	Molybdenum (%)	Copper (millions of pounds)	Molybdenum (millions of pounds)
Measured	79.90	0.27	0.009	475.60	15.85
Indicated	317.10	0.34	0.012	2,376.89	83.89
Inferred	610.80	0.38	0.013	5,117.02	175.06

Notes:

(1) All Mineral Reserves and Mineral Resources have been estimated in accordance with the CIM Definition Standards.

(2) Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

(3) Teck has estimated Relincho mineral reserves and resources assuming commodity prices of US$2.80 per pound of copper and US$13.70 per pound of molybdenum.

(4) Mineral resources are reported separately from, and do not include that portion of the mineral resources reported as reserves.

(5) Mineral Resources are contained within a conceptual ultimate pit shell defined with Measured, Indicated and Inferred blocks using the same economic and technical parameters as used for mineral reserves and are reported considering a variable cut-off grade based on a marginal value of US$5.59/t.

These tables use the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. A significant amount of exploration must be complete in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The projected mine life of the combined project from the PEA is based on mineral reserves only and does not include other mineral resources. The projected mine life of the combined project and other results of the PEA disclosed in this news release have been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp and Rodrigo Marinho, P.Geo., Technical Director, Reserve Evaluation, Teck, each of whom is a qualified person as defined under NI 43-101.